SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F    X    Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes         No    X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

News Release

CNH Reports Improved Third Quarter Results

Strong sales of agricultural equipment in Europe and the Americas lead the way.

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939
Albert Trefts, Jr. Investor Relations (1) 847 955 3821

Lake Forest, Illinois (October 23, 2003) CNH Global N.V. (NYSE:CNH) today reported a third quarter net loss of $36 million, substantially better than the net loss of $66 million for the same period last year. Excluding restructuring charges in both periods, CNH’s third quarter bottom line was a net loss of $15 million, compared to a third quarter 2002 loss of $58 million. Net sales of equipment were up 12% in the quarter, driven by strong sales of the company’s agricultural equipment across all major markets.

For the first nine months of 2003, CNH reported a net loss of $46 million, or $.35 per share, compared to a net loss of $401 million for the same period last year. Excluding restructuring charges and the cumulative effect of a change in accounting principle in 2002 related to goodwill impairment, CNH’s profit of $1 million in the first nine months of 2003 compares favorably to a loss of $59 million for the same period in 2002. Net sales of equipment in the period were $7.386 billion, compared to $6.920 billion for the first nine months of 2002.

“Our new agricultural products are driving share gains in our key markets, directly benefiting the bottom line,” Paolo Monferino, CNH president and chief executive officer said. “Although the third quarter is typically the weakest quarter of the year, we achieved an industrial operating margin of $72 million on a GAAP basis. Looking ahead, our construction equipment business has turned the corner and should be at breakeven in the fourth quarter. Overall, we confirm our forecast to be in the black, on a GAAP basis, before restructuring charges, in 2003.”

Third quarter net sales of agricultural equipment. Net sales of agricultural equipment increased to $1.684 billion for the quarter, compared to $1.429 billion in the third quarter of 2002. Net of favorable currency, net sales of agricultural equipment increased by 10%, reflecting the company’s strong sales in the Americas and Western Europe.

Third quarter 2003 industry unit sales of agricultural equipment in North America improved substantially compared to the third quarter of 2002. In North America, industry sales improved across all tractor segments with the greatest gains in the under 40 horsepower segment. North American combine sales also increased significantly. In Europe, industry sales of tractors were essentially flat, while industry sales of combines

■ CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com ■

declined significantly. Industry sales of tractors were down slightly in Latin America while combine sales rose significantly.

Retail unit sales of CNH agricultural equipment increased in the quarter, particularly in North America where the company gained share in combines and over-40 horsepower tractors. In Europe, the company gained share in tractors. In Latin America, retail sales of the company’s tractors followed the industry while combine sales significantly outperformed the industry. During the quarter, CNH under-produced agricultural equipment retail demand by 8% and continued its aggressive actions to reduce inventories.

Third quarter net sales of construction equipment. Net sales of construction equipment were $671 million, essentially unchanged from the third quarter of 2002. Net of currency, revenues declined by 6% in the quarter, as CNH under-produced construction equipment retail demand by 13%, mainly in light equipment in North America and heavy equipment in Europe.

Industry sales of heavy equipment increased worldwide, led by growth in Asia and North America. In Europe, industry sales of heavy equipment were down slightly, while in Latin America industry sales of heavy equipment were down significantly. Industry sales of light equipment were up significantly in North America and down significantly in Europe.

Retail unit sales of CNH construction equipment increased overall in North America, led by share gains in heavy equipment. Retail sales in Western Europe and Latin America declined somewhat more than the market.

Equipment Operations third quarter financial results. Third quarter net sales of equipment were $2.355 billion, compared to $2.099 billion for the same period in 2002. Net of favorable currency, sales increased by 5% compared to the same period last year.

CNH Equipment Operations’ gross margin increased by $43 million for the quarter. In the company’s agricultural business, the benefits of additional margins from new agricultural products, slightly better pricing, and higher volumes in the Americas more than offset additional costs associated with the launch of new products, especially in Europe. On the construction equipment side, slightly higher pricing in North America and manufacturing efficiencies more than offset unfavorable volume and mix.

In spite of an unfavorable currency impact, CNH achieved significant efficiencies in SG&A costs in the third quarter. These savings, together with the increase in gross margin, were the primary factors driving the company’s third quarter industrial operating margin of $72 million, compared to a loss of $10 million in third quarter of 2002. CNH’s industrial operating margin is defined as sales of equipment less costs of goods sold, SG&A, and R&D expenses.

In total, medical and pension costs for active employees and retirees increased year-over-year by approximately $24 million in the quarter.

Equipment Operations year-to-date financial results. For the first nine months of 2003 net sales of equipment were $7.386 billion, compared to $6.920 billion for the same period in 2002. Net of favorable currency, net sales were essentially unchanged for the period.

The company’s adjusted EBITDA, as defined in the covenants of its 2011 senior notes, was $332 million for the first nine months of 2003, compared to $295 million for the same period last year. Interest coverage, as defined in the covenants of its 2011 senior notes, was 1.9 times for the first nine months of 2003, compared to 1.3 times for the same period last year.

Financial Services third quarter financial results. In the third quarter of 2003, CNH Capital reported net income of $24 million, compared to net income of $12 million in the same period last year. The improvement was due mainly to a significant improvement in the quality of the portfolio. During the quarter, CNH successfully completed its first wholesale public term ABS transaction.

The total managed portfolio at the end of the quarter increased by 6% compared to the December 31, 2002 level and by 7% compared to September 30, 2002. Past due and delinquency rates in CNH Capital’s core business continued to decline on a year-over-year basis.

Balance sheet. In August and September 2003, CNH issued a total of $1.050 billion of 9.25% senior unsecured notes through its wholly owned US subsidiary, Case New Holland Inc. In the third quarter, net proceeds were applied to pay down approximately $450 million of debt. The remaining proceeds will be applied mainly in the fourth quarter to meet the maturity of approximately $280 million of Case Corporation bonds and other Equipment Operations debt.

Equipment Operations debt, net of intersegment notes receivable and cash equivalents, was $1.903 billion on September 30, 2003, compared with $1.839 billion on June 30, 2003, and $3.524 billion on December 31, 2002. The quarter-over-quarter increase is mainly attributable to the previously announced $75 million contribution to the company’s US pension plan, as cash generated by operating activities was used to fund routine capital expenditures. For the year-to-date, seasonally higher levels of working capital and fixed assets were more than compensated for by the issuance of $2 billion of preferred securities in April 2003.

Financial Services net debt was $3.929 billion on September 30, 2003, compared with $4.098 billion on June 30 and $3.565 billion on December 31, 2002. The quarter-over-quarter reduction reflects the successful wholesale public term ABS transaction in September, which strengthened the funding efficiency of CNH Capital in North America.

Pension fund and obligation. Through the first nine months of 2003, CNH’s US pension fund has benefited from asset returns in excess of CNH’s assumptions and on-going contributions to plan assets. However, a lower discount rate assumption may increase the expected value of the company’s future obligations, requiring an increase in the minimum pension liability of about $150 million at year end, which would result in a non-cash charge to shareholders’ equity of about $100 million, net of tax.

Agricultural equipment market outlook for the fourth quarter. CNH believes that industry sales of agricultural equipment in the fourth quarter of 2003 should be flat to up slightly in North America. In Western Europe industry sales of tractors are expected to decline, while combine sales in Latin America are expected to increase significantly through the balance of the year.

Construction equipment market outlook for the fourth quarter. For the fourth quarter, CNH anticipates that industry sales of heavy construction equipment will be up slightly in North America and down slightly in Western Europe and Latin America. Fourth quarter industry sales of light construction equipment are expected to be up in North America and down in Western Europe, in line with the overall trend of the year.

CNH outlook for 2003. Sales of CNH’s agricultural equipment should remain strong although margins are expected to be flat, reflecting the launch costs being incurred in Europe as the company launches an extensive array of new products. The company’s construction equipment business is expected to break even in the fourth quarter. CNH’s profit improvement initiatives should continue to yield tangible results.

As previously announced, CNH may incur significant pre-tax restructuring charges in the fourth quarter, depending on the timing of the closure of the company’s East Moline, Illinois facility.

For the full year, CNH continues to believe that it will record a year-over-year bottom line improvement of about $100 million, excluding restructuring charges, bringing CNH into the black for 2003.

###

CNH management will hold a conference call later today to review its third quarter results. The conference call webcast will begin at approximately 10:00 am U.S. Eastern Time. This call can be accessed through the investor information section of the company’s web site at www.cnh.com and is being carried by CCBN.

CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by more than 12,000 dealers in more than 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.

The information contained in this document is as of October 23, 2003. CNH assumes no obligation to update any forward-looking statement contained in this document.

Forward looking statements. This document contains forward-looking statements as contemplated by the Private Securities Litigation Reform Act of 1995 that are based on management’s current expectations, estimates and projections. Words such as “expects,” “anticipates,” “should,” “intends,” “plans,” “believes,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ. Such risks and uncertainties include: general economic and capital market conditions, the cyclical nature of its business, foreign currency movements, hedging practices, CNH’s and its customers’ access to credit, political uncertainty and civil unrest in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, changes in environmental laws, employee and labor relations, weather conditions, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns pertaining to genetically modified organisms, pension and health care costs, fuel and fertilizer costs.

For a list of major factors and other information that could significantly impact expected results, please refer to CNH’s Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission.

CNH Global N.V.
Revenues and Net Sales
(Dollars in Millions)
(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,			September 30,

			%			%
	2003	2002	Change	2003	2002	Change

Revenues:
Net sales
Agricultural Equipment	$1,684	$1,429	18%	$5,240	$4,759	10%
Construction Equipment	671	670	0%	2,146	2,161	(1%)

Total net sales	2,355	2,099	12%	7,386	6,920	7%
Financial Services	152	151	1%	448	456	2%
Eliminations and other	(5)	2		(26)	(22)

Total revenues	$2,502	$2,252	11%	$7,808	$7,354	6%

Net sales:
North America	$945	$812	16%	$3,081	$3,105	(1%)
Western Europe	837	785	7%	2,734	2,371	15%
Latin America	217	157	38%	501	495	1%
Rest of World	356	345	3%	1,070	949	13%

Total net sales	$2,355	$2,099	12%	$7,386	$6,920	7%

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Millions, except per share data)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Three Months Ended		Three Months Ended		Three Months Ended
	September 30,		September 30,		September 30,

	2003	2002	2003	2002	2003	2002

Revenues
Net sales	$2,355	$2,099	$2,355	$2,099	$—	$—
Finance and interest income	147	153	20	28	152	151

Total	2,502	2,252	2,375	2,127	152	151
Costs and Expenses
Cost of goods sold	2,013	1,800	2,013	1,800	—	—
Selling, general and administrative	258	278	208	232	50	46
Research and development	62	77	62	77	—	—
Restructuring	28	11	28	11	—	—
Interest expense	121	136	80	85	52	65
Interest compensation to Financial Services	—	—	20	21	—	—
Other, net	70	64	47	29	17	26

Total	2,552	2,366	2,458	2,255	119	137
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	1	1	24	12	1	1
Equipment Operations	1	10	1	10	—	—

Income (loss) before taxes and minority interest	(48)	(103)	(58)	(106)	34	15
Income tax provision (benefit)	(16)	(42)	(26)	(45)	10	3
Minority interest	4	5	4	5	—	—

Net income (loss)	$(36)	$(66)	$(36)	$(66)	$24	$12

Per Share Data:
Basic and diluted earnings (loss) per share (EPS):
EPS before restructuring	($0.11)	($0.44)

EPS	($0.27)	($0.50)

Dividends declared	$0.25	$0.50

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Millions, except per share data)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Nine Months Ended		Nine Months Ended		Nine Months Ended
	September 30,		September 30,		September 30,

	2003	2002	2003	2002	2003	2002

Revenues
Net sales	$7,386	$6,920	$7,386	$6,920	$—	$—
Finance and interest income	422	434	61	78	448	456

Total	7,808	7,354	7,447	6,998	448	456
Costs and Expenses
Cost of goods sold	6,261	5,818	6,261	5,818	—	—
Selling, general and administrative	803	820	649	677	154	143
Research and development	198	222	198	222	—	—
Restructuring	62	23	59	23	3	—
Interest expense	353	423	237	300	157	184
Interest compensation to Financial Services	—	—	59	57	—	—
Other, net	182	150	115	48	54	84

Total	7,859	7,456	7,578	7,145	368	411
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	4	3	57	33	4	3
Equipment Operations	2	2	2	2	—	—

Income (loss) before taxes, minority interest and cumulative effect of change in accounting principle	(45)	(97)	(72)	(112)	84	48
Income tax provision (benefit)	(7)	(30)	(34)	(45)	27	15
Minority interest	8	9	8	9	—	—

Net income (loss) before cumulative effect of change in accounting principle	(46)	(76)	(46)	(76)	57	33
Cumulative effect of change in accounting principle, net of tax	—	(325)	—	(325)	—	—

Net income (loss)	$(46)	$(401)	$(46)	$(401)	$57	$33

Per Share Data:
Basic and diluted earnings (loss) per share (EPS):
EPS before restructuring and cumulative effect of change in accounting principle	$0.01	($0.69)

EPS before cumulative effect of change in accounting principle	($0.35)	($0.89)

EPS	($0.35)	($4.70)

Dividends declared	$0.25	$0.50

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Millions)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES

	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2003	2002	2003	2002	2003	2002

Assets
Cash and cash equivalents	$1,937	$775	$1,193	$469	$744	$306
Accounts, notes receivable and other — net	6,683	5,711	2,333	2,021	4,669	4,016
Intersegment notes receivable	—	—	1,720	1,783	—	354
Inventories	2,425	2,054	2,425	2,054	—	—
Property, plant and equipment — net	1,472	1,449	1,461	1,437	11	12
Equipment on operating leases — net	411	544	—	—	411	544
Investment in Financial Services	—	—	1,166	1,019	—	—
Investments in unconsolidated affiliates	409	375	357	328	52	47
Goodwill and intangibles	3,388	3,385	3,245	3,245	143	140
Other assets	2,426	2,467	1,987	2,011	439	456

Total Assets	$19,151	$16,760	$15,887	$14,367	$6,469	$5,875

Liabilities and Equity
Short-term debt	$2,596	$2,749	$1,302	$1,884	$1,294	$865
Intersegment short-term debt	—	—	—	354	1,020	1,083
Accounts payable	1,600	1,436	1,729	1,555	149	183
Long-term debt	5,173	5,115	3,514	3,538	1,659	1,577
Intersegment long-term debt	—	—	—	—	700	700
Accrued and other liabilities	4,926	4,699	4,486	4,275	481	448

Total Liabilities	14,295	13,999	11,031	11,606	5,303	4,856
Equity	4,856	2,761	4,856	2,761	1,166	1,019

Total Liabilities and Equity	$19,151	$16,760	$15,887	$14,367	$6,469	$5,875

Total debt less cash and cash equivalents and intersegment notes receivables (“Net Debt”)	$5,832	$7,089	$1,903	$3,524	$3,929	$3,565

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Millions)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Nine Months Ended		Nine Months Ended		Nine Months Ended
	September 30,		September 30,		September 30,

	2003	2002	2003	2002	2003	2002

Operating Activities:
Net income (loss)	$(46)	$(401)	$(46)	$(401)	$57	$33
Adjustments to reconcile net income (loss) to net cash from operating activities:
Cumulative effect of change in accounting principle	—	325	—	325	—	—
Depreciation and amortization	250	263	174	171	76	92
Intersegment activity	—	—	96	127	(96)	(127)
Changes in operating assets and liabilities	(563)	(185)	(325)	(21)	(238)	(164)
Other, net	72	32	16	(8)	(1)	7

Net cash from operating activities	(287)	34	(85)	193	(202)	(159)

Investing Activities:
Expenditures for property, plant and equipment	(154)	(142)	(152)	(140)	(2)	(2)
Expenditures for equipment on operating leases	(42)	(149)	—	—	(42)	(149)
Other, net (primarily acquisitions and divestitures)	155	(91)	—	(234)	110	83

Net cash from investing activities	(41)	(382)	(152)	(374)	66	(68)

Financing Activities:
Intersegment activity	—	—	(220)	(182)	220	182
Net increase (decrease) in indebtedness	1,489	118	1,195	295	294	(177)
Dividends paid	(33)	(28)	(33)	(28)	—	—
Other, net	(20)	201	(20)	201	45	60

Net cash from financing activities	1,436	291	922	286	559	65

Other, net	54	(28)	39	(11)	15	(17)

Increase (decrease) in cash and cash equivalents	1,162	(85)	724	94	438	(179)
Cash and cash equivalents, beginning of period	775	663	469	378	306	285

Cash and cash equivalents, end of period	$1,937	$578	$1,193	$472	$744	$106

Non-Cash Items:
Debt-for-Equity exchange	$2,000	$1,300	$2,000	$1,300	$—	$—

Financial Services dividend to Equipment Operations	$—	$—	$—	$250	$—	$250

Extended indebtedness from short-term to long-term	$95	$—	$95	$—	$—	$—

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

1.	Principles of Consolidation and Basis of Presentation — The accompanying unaudited condensed financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V. and its consolidated subsidiaries (“CNH”) in accordance with generally accepted accounting principles in the United States of America (“US GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by US GAAP for complete financial statements. These financial statements should therefore be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2002 included in the Company’s Annual Report on Form 20-F filed with the SEC on April 22, 2003.

The condensed financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method basis. The supplemental financial information captioned “Financial Services” reflects the consolidation of CNH’s financial services businesses.

Certain prior year amounts have been reclassified to conform with the current year presentation.

2.	Equity — The Board of Directors recommended a dividend of $0.25 per common share on March 5, 2003. The dividend was approved at the Annual General Meeting, which was held on May 8, 2003 and was paid on June 2, 2003 to shareholders of record at the close of business on May 19, 2003.

On March 27, 2003, CNH’s shareholders approved, at an Extraordinary General Meeting, adoption of certain amendments to the Articles of Association of CNH, including an increase in CNH’s authorized share capital to €1,350 million, divided into 400 million common shares and 200 million Series A preference shares with a per share par value of €2.25.

On April 1, 2003, CNH effected a 1-for-5 reverse stock split of its common shares. All references in the accompanying unaudited condensed consolidated financial statements and notes thereto to earnings per share and the number of shares have been retroactively restated to reflect this reverse stock split.

On April 7 and 8, 2003, CNH issued a total of 8 million shares of Series A preference shares (“Series A Preferred Stock”) to Fiat and an affiliate of Fiat in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies.

The Series A Preferred Stock will not accrue dividends until January 1, 2005. Subsequently, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, should CNH achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield, plus an additional 150 basis points. Dividends will be payable annually in arrears, subject to certain provisions that allow for a deferral for a period not to exceed five consecutive years. The Series A Preferred Stock has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to CNH’s shareholders. The Series A Preferred Stock will convert into 100 million CNH common shares at a conversion price of $20 per share automatically if the market price of the common shares is greater than $24 at anytime through and including December 31, 2006 or $21 at anytime on or after January 1, 2007, subject to anti-dilution adjustment. In the event of dissolution or liquidation whatever remains of the company’s equity, after all its debts have been discharged, will first be applied to distribute to the holders of the Series A Preferred Stock, the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

3.	Segment Information — CNH has three reportable operating segments: agricultural equipment, construction equipment and financial services. CNH evaluates segment performance and reports to Fiat based on results of operations in accordance with the accounting principles followed by Fiat. CNH revenues reported to Fiat exclude finance and interest income of the Equipment Operations. Fiat defines results of operations as the income (loss) before equity (income) loss in unconsolidated subsidiaries, net financial expenses, restructuring and taxes. Net financial expenses primarily include finance and interest income and expenses of the Equipment Operations.

A reconciliation of consolidated net income (loss) per US GAAP to results of operations reported to Fiat for the three and nine months ended September 30, 2003 and 2002 is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

		(in millions)
Net income (loss) per US GAAP statements	$(36)	$(66)	$(46)	$(401)
Adjustments to convert from US GAAP to accounting principles followed by Fiat:
Cumulative effect of change in accounting principle, net of tax	—	—	—	325
Amortization of goodwill and other intangibles	(43)	(40)	(126)	(119)
Restructuring charge	7	1	18	13
Other	(5)	4	(9)	(4)

Net income (loss) per accounting principles followed by Fiat	(77)	(101)	(163)	(186)
Reconciliation of net income (loss) per accounting principles followed by Fiat to results of operations:
Minority interest	3	5	7	9
Income tax provision (benefit)	(6)	(40)	8	(30)
Restructuring charge	20	4	44	10
Net financial expense	90	97	254	300
Equity in (income) loss of unconsolidated subsidiaries and affiliates	(2)	(10)	(6)	(4)
Other non-operating (income) expense	—	(5)	—	(5)

Results of operations per accounting principles followed by Fiat	$28	$(50)	$144	$94

The following summarizes results of operations by segment per accounting principles followed by Fiat:

Agricultural Equipment	$15	$(1)	$116	$150
Construction Equipment	(24)	(69)	(70)	(115)
Financial Services	39	22	104	64
Eliminations	(2)	(2)	(6)	(5)

Results of operations	$28	$(50)	$144	$94

A summary of CNH’s results reported to Fiat in accordance with accounting principles followed by Fiat is as follows:

Revenues	$2,495	$2,240	$7,798	$7,344

Results of operations	$28	$(50)	$144	$94

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

4.	Stock-Based Compensation Plans — CNH has stock-based employee compensation plans which are described more fully in Note 19, “Option and Incentive Plans” to our 2002 Form 20-F. The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Compensation expense is reflected in net income (loss) for stock options granted with an exercise price less than the quoted market price of CNH common shares on the date of grant. No stock-based employee compensation cost is reflected in net income (loss) for options granted with an exercise price equal to or in excess of the market value of CNH common shares on the date of grant.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation for the three and nine months ended September 2003 and 2002.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

		(in millions, except per share data)
Net income (loss), as reported	$(36)	$(66)	$(46)	$(401)
Add: Stock-based employee compensation expense included in reported net income (loss), net of tax	—	—	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based methods, net of tax	(1)	(1)	(3)	(3)

Pro forma net income (loss)	$(37)	$(67)	$(49)	$(404)

EPS:
Basic and Diluted — as reported	$(0.27)	$(0.50)	$(0.35)	$(4.70)

Basic and Diluted— pro forma	$(0.28)	$(0.51)	$(0.37)	$(4.74)

5.	Restructuring — During the three and nine months ended September 30, 2003, CNH expensed approximately $28 million and $62 million, respectively of restructuring costs. The restructuring costs primarily relate to severance and other costs incurred due to headcount reductions under the CNH Merger Integration Plan. During the three and nine months ended September 30, 2003, CNH utilized approximately $31 million and $66 million, respectively of its restructuring reserves. The utilized amounts primarily represent involuntary employee severance costs and costs related to the closing of existing facilities.

6.	Income Taxes — For the three months ended September 30, 2003 and 2002, effective income tax rates were 33.3% and 40.8% respectively. For the nine months ended September 30, 2003 and 2002, effective income tax rates were 15.6% and 7.1% respectively. For 2003, tax rates differ from the Dutch statutory rate of 35% primarily due to continued loss patterns in jurisdictions for which no immediate tax benefit is recognized, offset by earnings improvements in jurisdictions that have historically been tax effected. For 2002, tax rates differ from the Dutch statutory rate primarily due to differences in the geographical mix of profit, losses in jurisdictions for which no immediate tax benefit is recognizable, and changes in valuation reserves attributable to prior-year losses. For the nine months ended September 30, 2002, the rate is further impacted by the non-deductibility of the cumulative effect of change in accounting principle.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

7.	Earnings (loss) per share — The following table reconciles net income (loss) to net income (loss) before cumulative effect of change in accounting principle and restructuring and related pro-forma earnings (loss) per share (“EPS”) for the three and nine months ended September 30, 2003 and 2002:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

	(in millions, except per share data)
Net income (loss)	$(36)	$(66)	$(46)	$(401)
Cumulative effect of change in accounting principle, net of tax	—	—	—	325

Net income (loss) before cumulative effect of change in accounting principle	(36)	(66)	(46)	(76)
Restructuring, net of tax	21	8	47	17

Net income (loss) before cumulative effect of change in accounting principle and restructuring	$(15)	$(58)	$1	$(59)

Weighted-average shares outstanding:
Basic	132.1	131.1	131.7	85.3

Diluted	132.4	131.1	131.9	85.3

Basic and Diluted EPS
EPS before cumulative effect of change in accounting principle and restructuring	$(0.11)	$(0.44)	$(0.01)	$(0.69)

EPS before cumulative effect of change in accounting principle	$(0.27)	$(0.50)	$(0.35)	$(0.89)

EPS	$(0.27)	$(0.50)	$(0.35)	$(4.70)

8.	Accounts and Notes Receivable — In CNH’s receivable asset securitization programs, retail finance receivables are sold to limited purpose, bankruptcy remote, consolidated subsidiaries of CNH. In turn, these subsidiaries establish separate trusts to which they transfer the receivables in exchange for the proceeds from asset-backed securities sold by the trusts. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities, they are each classified as a qualifying special purpose entity (“QSPE”) under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the Company’s consolidated balance sheets. The amount outstanding under these programs were $3.6 billion at September 30, 2003 compared to $4.6 billion at December 31, 2002. In addition to the retail securitization programs, certain subsidiaries of CNH securitized or discounted wholesale receivables without recourse. As of September 30, 2003 and December 31, 2002, $1.6 billion and $1.2 billion, respectively, remained outstanding under these programs.

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities (an interpretation of ARB No. 51)” (“Interpretation No. 46”). In October 2003, the FASB issued FASB Staff Position (“FSP”) FIN 46-6, “Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities”. FSP 46-6 defers, for public entities, the required effective date to an entity’s first reporting period ending after December 15, 2003.

The ultimate adoption of Interpretation No. 46 as issued is not anticipated to have a material impact on CNH. The Company’s receivable securitization programs do not involve CNH holding a significant interest in any Variable Interest Entities and therefore do not require the Company to consolidate the assets, liabilities and results of operations of its QSPEs.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

9.	Inventories — Inventories as of September 30, 2003 and December 31, 2002 consist of the following:

	September 30,	December 31,
	2003	2002

	(in millions)
Raw materials	$479	$295
Work-in-process	253	267
Finished goods	1,693	1,492

Total inventories	$2,425	$2,054

10.	Goodwill and Intangibles — The following table sets forth changes in goodwill and intangibles for the nine months ended September 30, 2003:

			Foreign Currency
			Translation	Balance at
	Balance at		Adjustment and	September 30,
	January 1, 2003	Amortization	Other	2003

		(in millions)
Goodwill by reporting unit:
Agricultural Equipment	$1,764	$—	$13	$1,777
Construction Equipment	631	—	5	636
Financial Services	138	—	5	143

Total	2,533	—	23	2,556

Intangibles	852	(24)	4	832

Total goodwill and intangibles	$3,385	$(24)	$27	$3,388

As of September 30, 2003 and December 31, 2002, the Company’s intangible assets and related accumulated amortization consisted of the following:

		September 30, 2003			December 31, 2002

	Weighted
	Avg.		Accumulated			Accumulated
	Life	Gross	Amortization	Net	Gross	Amortization	Net

		(in millions)
Intangible assets subject to Amortization:
Engineering Drawings	20	$335	$63	$272	$335	$51	$284
Dealer Network	25	216	32	184	216	26	190
Other	10-30	162	59	103	158	53	105

		713	154	559	709	130	579

Intangible assets not subject to amortization:
Trademarks		273	—	273	273	—	273

		$986	$154	$832	$982	$130	$852

CNH recorded amortization expense of approximately $24 million for the nine months ended September 30, 2003. CNH recorded amortization expense of approximately $30 million for the year ended December 31, 2002. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the years 2003 to 2007 is approximately $32 million. As acquisitions and dispositions occur in the future and as purchase price allocations are finalized, these amounts may vary.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

11.	Debt — During the third quarter of 2003, Case New Holland, Inc. (“Case New Holland”), a wholly owned subsidiary of CNH, issued $1.05 billion of 9 1/4 Senior Notes due 2011. The Senior Notes are fully and unconditionally guaranteed by CNH and certain of its direct and indirect subsidiaries.

The following table sets forth total debt and total debt less cash and cash equivalents and intersegment notes receivables (“Net Debt”) as of September 30, 2003 and December 31, 2002:

	Consolidated		Equipment Operations		Financial Services

	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2003	2002	2003	2002	2003	2002

			(in millions)
Short-term debt:
With Fiat Affiliates	$523	$1,086	$339	$817	$184	$269
Other	2,073	1,663	963	1,067	1,110	596
Intersegment	—	—	—	354	1,020	1,083

Total Short-term debt	2,596	2,749	1,302	2,238	2,314	1,948

Long-term debt:
With Fiat Affiliates	1,848	2,799	1,411	2,432	437	367
Other	3,325	2,316	2,103	1,106	1,222	1,210
Intersegment	—	—	—	—	700	700

Total Long-term debt	5,173	5,115	3,514	3,538	2,359	2,277

Total debt:
With Fiat Affiliates	2,371	3,885	1,750	3,249	621	636
Other	5,398	3,979	3,066	2,173	2,332	1,806
Intersegment	—	—	—	354	1,720	1,783

Total debt	7,769	7,864	4,816	5,776	4,673	4,225
Less:
Cash and cash equivalents	1,937	775	1,193	469	744	306
Intersegment notes receivables	—	—	1,720	1,783	—	354

Net debt	$5,832	$7,089	$1,903	$3,524	$3,929	$3,565

At September 30 2003, CNH had approximately $3.7 billion available under $7.4 billion total lines of credit and asset-backed facilities.

12.	Commitments — CNH pays for normal warranty costs and the cost of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity as of and for the nine months ended September 30, 2003 for this commitment is as follows:

Amount

(in millions)
Balance, January 1, 2003	$169
Current year provision	172
Claims paid and other adjustments	(167)

Balance, September 30, 2003	$174

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

13.	Accumulated Other Comprehensive Income (Loss) — The components of accumulated other comprehensive income (loss) as of September 30, 2003 and December 31, 2002 are as follows:

	September 30, 2003	December 31, 2002

	(in millions)
Cumulative translation adjustment	$(262)	$(419)
Minimum pension liability adjustment, net of taxes of $223 for each respective date	(397)	(397)
Deferred gains (losses) on derivative financial instruments, net of taxes of $0 and $16, respectively	(1)	(19)

Total	$(660)	$(835)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

	By:	/S/ Darlene M. Roback
Darlene M. Roback
Assistant Secretary
October 23, 2003